EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated March 27, 2013, relating to the consolidated financial statements of Verint Systems Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the adoption of the Financial Accounting Standards Board’s Accounting Standards Update (“ASU”) 2009-13, Multiple Deliverable Revenue Arrangements, and ASU 2009-14, Certain Revenue Arrangements That Include Software Elements, for the year ended January 31, 2012) and our report dated March 27, 2013, relating to the effectiveness of the Company’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of Verint Systems Inc. for the year ended January 31, 2013.
/s/ DELOITTE & TOUCHE LLP
New York, New York
June 3, 2013